Exhibit 99.1

For Immediate Release

TFI International Signs Agreement to Acquire Gusgo Transport

Transaction to Enhance Container Transport and Storage Capabilities

Adds Density, Geographic Reach and New Customers

Montreal, Quebec, June 12, 2020 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced that it has signed a definitive agreement to acquire privately held Gusgo Transport, a container transport and storage company operating out of Vaughan, Ontario. The business to be acquired includes Gusgo Transport, Seatainer Transport and Seatainer Terminals. Founded in 1969, Gusgo is a customs-bonded carrier, providing its customers with reliable and cost-effective local and cross-border container transportation. With its 4 company trucks and 48 owner operators, Gusgo delivers both dry and temperature controlled commodities in approximately a five hundred mile radius around the Greater Toronto Area including delivery points throughout Ontario, Quebec, New York, Pennsylvania, Ohio and Michigan. Gusgo operates over 250 container chassis, and has capacity for storing 6,000 containers at its Vaughan location. Upon completion of the transaction expected before the end of June, Gusgo will become part of TFI International’s Truckload segment.

“We look forward to welcoming Gusgo’s talented team to the TFI International family,” stated Alain Bédard, Chairman, President and Chief Executive Officer of TFI International. “With its 50-year history of providing superior, reliable service, Gusgo is a superb cultural fit with TFI’s customer-centric approach. Operationally, we see numerous synergies across our combined real estate footprint, as well as for our equipment sales, purchases, and overall utilization. In addition, by joining the TFI group of companies, Gusgo will be able to leverage our growing resources across North America to enhance its own growth and profitability. This exciting transaction is another important step in the ongoing expansion of our Specialized Truckload operations, and we look forward to watching Gusgo’s continued growth under the TFI International umbrella.”

ABOUT TFI INTERNATIONAL
TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

  Package and Courier;

  Less-Than-Truckload;

  Truckload;

  Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:
Alain Bédard
Chairman, President and CEO
TFI International Inc.
647-729-4079
abedard@tfiintl.com